UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission File Number 1-11037

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
The Savings Program for Employees of Praxair Puerto Rico B.V. and
Its Participating Subsidiary Companies
P.O. Box 307
Gurabo, Puerto Rico 00778

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

The Savings Program for Employees of Praxair Puerto Rico B.V. and
Its Participating Subsidiary Companies

Index

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Savings Program for Employees of Praxair Puerto Rico B.V. and
Its Participating Subsidiary Companies
Gurabo, Puerto Rico

We have audited the accompanying statements of net assets available for benefits of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP
New York, New York
May 31, 2013

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Statements of Net Assets Available for Benefits
as of December 31, 2012 and 2011

	December 31,
	2012	2011
Assets:
Investments, at fair value (Notes 4 and 5):	$5,170,867	$5,599,256
Receivables:
Employer contributions	3,705	883
Participant contributions	2,039	1,909
Due from broker	2,374	6,643
Dividends and interest	4	3
Notes receivable from participants	438,440	403,835
	446,562	413,273
Total Assets	5,617,429	6,012,529
Liabilities:
Due to Broker	1,410	—
Withholding tax payable	—	900
Net Assets Available for Benefits	$5,616,019	$6,011,629
The accompanying notes are an integral part of these financial statements.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2012

Additions to (Deductions from) Net Assets
Contributions:
Participants	$207,531
Employer	91,843
299,374
Investment income:
Net appreciation in fair value of investments (Note 4)	166,463
Dividends and interest	116,200
Total net investment income	282,663
Interest on notes receivable from participants	34,630
Benefit payments to participants	(1,012,277)
Net Decrease In Net Assets Available for Benefits	(395,610)
Net Assets Available for Benefits
Beginning of year	6,011,629
End of year	$5,616,019
The accompanying notes are an integral part of these financial statements.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2012 and 2011

Note 1 - Inception of the Plan
The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Plan”) was established on March 1, 1995 by Praxair Puerto Rico B.V. (the “Company”).
Note 2 - Description of the Plan
The Plan is a tax-qualified retirement plan. The following is a general description of the Plan. Participants should refer to the Plan document, as amended by the Popular Master Defined Contribution Retirement Plan Profit Sharing Plan with Cash or Deferred Arrangement Plan Adoption Agreement effective October 1, 2012 for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan and is administered by the Administrative Committee of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies (the “Administrator”). The Trustee and recordkeeper of the Plan's assets is Banco Popular de Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility
An employee of the Company is eligible to participate in the Plan if he or she is a minimum of 18 years of age and has completed 90 days of service.
Contributions
Participant contributions to the Plan are made through payroll deductions. Plan participants generally may elect to contribute a percentage of their eligible compensation on either a before-tax and/or after-tax basis. Participants’ before-tax contributions are limited to an annual statutory amount, which amounted to $10,000 in 2012.
Participants who reach age 50 by the close of the Plan year are eligible to make catch-up contributions. Catch-up contributions are limited to $1,000 per Plan year (or such other limit as may be imposed through amendment to the Puerto Rico Internal Revenue Code for a New Puerto Rico, as amended (“2011 PR Code”). No matching contributions will be made with respect to such catch up contributions.
For participants employed by the Company prior to October 1, 2012, the Plan provides for a Company matching contribution equal to 70% of the first 2.5% of a participant’s eligible compensation contributed to the Plan and 40% of the next 5% of the participant’s eligible compensation contributed to the Plan. For participants hired on or after October 1, 2012, the Company will make a matching contribution equal to 100% of the first 5% of a participant's eligible compensation contributed to the Plan. Company matching contributions to the Plan are made in cash and are invested in accordance with each participant’s investment direction.
Participants’ Account Activity
Participant accounts are credited with participant and Company contributions and investment returns which are based upon each participant’s investment direction. Participant accounts are charged for withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Employees are fully vested at all times in their own contributions, company matching contributions, and rollover contributions. In the event of termination of employment from the Company, Plan participants receive all amounts credited to their accounts.
Investment Options
Plan participants may direct the investment of their Plan accounts among various investment options offered by the Plan listed below:

•	Mutual funds

•	Cash equivalents

•	Money market funds

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2012 and 2011

•	Praxair, Inc. common stock
Participants may change the investment election of their contributions and existing balances on a daily basis.
Withdrawals and Distributions
Plan participants may generally withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later. Optional distributions may begin at 59 1/2.
Notes Receivable from Participants (Participant Loans)
The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Certain other restrictions apply, as defined in the Plan. Participants are permitted to have only one loan outstanding at any time.
Loans are repaid during fixed terms not to exceed five years (ten years if used to purchase a primary residence). Principal and interest are paid ratably through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate since Plan inception of 9%. A loan application fee of $125 is charged to the participant’s account for each new loan.
Loans to participants are carried at unpaid principal balance plus accrued but unpaid interest. No allowances for credit losses have been recorded as of December 31, 2012 and 2011. Delinquent participant loans are recorded as a distribution in accordance with the terms of the Plan and applicable law.
Rollovers
Rollovers represent transfers of account balances of certain participants into certain investments of the Plan from other qualified plans or from individual retirement accounts.
Unclaimed Benefits and Forfeitures
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit.

Note 3 - Summary of Significant Accounting Policies
Method of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Accounting Standards Implemented in 2012
The following standard was effective for the Plan in 2012 and its adoption did not have a significant impact on the Plan's financial statements:

•
Expanded Disclosures about Fair Value Measurements –– In May 2011, the FASB issued guidance expanding the disclosures for Fair Value Measurements, particularly Level 3 inputs. For fair value measurements categorized in Level 3 of the fair value hierarchy, required disclosures include: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation processes in place, and (3) a narrative description of the sensitivity of the fair value changes in unobservable inputs and interrelationships between those inputs. Refer to Note 5 for additional disclosures related the fair value.

Payment of Benefits
Benefits are recorded when paid.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2012 and 2011

Investment Valuation and Income Recognition
Plan investments are reported at fair value which is determined based upon quoted market prices or using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options that invest in any combination of stocks, bonds, and fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 4 - Investments
Individual investments held by the Plan that exceed five percent or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011, respectively, are noted below:

	2012	2011
Praxair, Inc. Common Stock	$3,800,323	$4,422,774
PIMCO Total Return Fund Admin	388,496	*
American Funds Washington Mutual Investors Fund	303,510	**
Vanguard 500 Index Fund	292,243	***
Eaton Vance Large Cap Value Fund	**	318,665

*	Not applicable, investment amount is below five percent
**	Effective May 1, 2012, participant investment instructions were directed from Eaton Vance Large Cap Value Fund to the American Funds Washington Mutual Investors Fund
***
Effective May 1, 2012, participant investment instructions were directed from Federated Max-Cap Index Fund to the Vanguard 500 Index Fund. Federated Max-Cap Index Fund investment was below five percent in 2011.

Effective May 1, 2012, the three funds listed below were discontinued as investment options under the Plan and were replaced with the three new investment options listed below:

Discontinued Investment	New Investment Option
Eaton Vance Large Cap Value Fund	American Funds Washington Mutual Investors Fund
Federated Max-Cap Index Fund	Vanguard 500 Index Fund
Artio International Equity Fund	Harbor International Fund

Plan participants were notified of these fund changes in advance and provided an opportunity to transfer their Plan account balances from the discontinued investments to the other investments available under the Plan, including the new investment

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2012 and 2011

options. At the expiration of this period, the amounts remaining in the discontinued investment options were transferred to the new investment option with the risk and return characteristics most similar to the corresponding discontinued investment.
During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31, 2012
Praxair, Inc. common stock	$64,855
Mutual funds	101,608
$166,463

Note 5 - Fair Value Measurements
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities
Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable
Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions) and significant to the fair value measurement
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following tables summarize investment assets measured at fair value at December 31, 2012 and 2011:

	Investment Assets at Fair Value at December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large-Cap	$632,892	$—	$—	$632,892
Small-Cap	29,123	—	—	29,123
Balanced	135,708	—	—	135,708
Domestic bond fund	422,051	—	—	422,051
International	5,903	—	—	5,903
Praxair, Inc. common stock	3,800,323	—	—	3,800,323
Cash and cash equivalents	144,867	—	—	144,867
Total	$5,170,867	$—	$—	$5,170,867

	Investment Assets at Fair Value at December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large-Cap	$596,860	$—	$—	$596,860
Mid-Cap	5,376	—	—	5,376
Small-Cap	25,452	—	—	25,452
Balanced	94,671	—	—	94,671
Domestic bond fund	273,643	—	—	273,643
Praxair, Inc. common stock	4,422,774	—	—	4,422,774
Cash and cash equivalents	180,480	—	—	180,480
Total	$5,599,256	$—	$—	$5,599,256
There are no plan liabilities required to be recorded at fair value at December 31, 2012 and 2011.

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2012 and 2011

The following is a description of the valuation methodologies for the Plan assets measured at fair value. There have been no changes to the methodologies used at December 31, 2012 and 2011.
Mutual Funds – Large Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have large market capitalizations. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds – Mid-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have moderate market capitalizations. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds – Small-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have small market capitalizations. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds – Balanced – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds – Domestic Bond Fund – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in fixed income securities within the domestic market. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Mutual Funds – International – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in international marketable equity securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is the closing price as quoted on the exchange where the fund is traded and, therefore, classified as Level 1 within the valuation hierarchy.
Cash Equivalents – This class consists of short-term money market investments. Due to the short-term maturities of these investments, cash equivalents are valued at cost, which approximates fair value. Cash equivalents are classified as Level 1 within the fair value hierarchy.
Praxair, Inc. Common Stock – The Praxair, Inc. common stock class is valued at quoted closing market prices from a national securities exchange. The Praxair, Inc. common stock is classified as Level 1 within the valuation hierarchy.
Note 6 - Tax Status
The Plan qualifies under sections 1165(a), (e), and (g) of 2011 PR Code and complies with all applicable requirements of both Title I of ERISA and the 2011 PR Code. The Plan is comprised of the Banco Popular Master Defined Contribution Retirement Plan and received a favorable determination letter from the Hacienda dated February 12, 2013. Prior to the letter dated February 12, 2013, the Plan received a letter dated July 21, 2010 from the Hacienda. The Plan administrator believes that in design and operation, the Plan continues to operate in compliance with applicable law.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Notes to Financial Statements
December 31, 2012 and 2011

recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.
Note 7 - Plan Expenses
Transfer taxes and other costs and expenses, if any, except administrative costs of the Company associated with the sale and transfer of Praxair common stock, are deducted from the sale proceeds or charged to the participant account (for purchases). For the year ended December 31, 2012, the Company paid all costs of Plan administration and expenses of collecting and distributing amounts from and to the participants. Amounts paid by the Company for Plan expenses during 2012 were insignificant.
Note 8 - Parties-in-Interest Transactions
Certain Plan investments are shares of mutual funds managed by Banco Popular de Puerto Rico. Banco Popular de Puerto Rico is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments include shares of common stock of Praxair, Inc., the Company’s parent company; therefore, these transactions qualify as party-in-interest transactions.
Loans to participants also qualify as party-in-interest transactions.
Note 9 - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan's provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries). Upon such termination, participants would remain 100% vested.

Note 10 - Subsequent Events

Effective January 2, 2013, the following T. Rowe Price Target Retirement Funds were added as investment options under the Plan:
•T. Rowe Price Target Retirement 2015
•T. Rowe Price Target Retirement 2025
•T. Rowe Price Target Retirement 2035
•T. Rowe Price Target Retirement 2045
•T. Rowe Price Target Retirement 2055

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
EIN: 66-0605193, Plan Number: 001
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Praxair, Inc.	Common Stock	**	$3,800,323
	PIMCO Total Return Fund Admin	Mutual Fund	**	388,496
	American Funds Washington Mutual Investors Fund	Mutual Fund	**	303,510
	Vanguard 500 Index Fund	Mutual Fund	**	292,243
	Federated Government Obligations	Money Market Fund	**	122,702
	T. Rowe Price Retirement 2030 Fund	Mutual Fund	**	55,633
	Harbor Capital Appreciation Fund	Mutual Fund	**	37,139
	Wells Fargo Advantage Government Sec Fund	Mutual Fund	**	33,555
	Loomis Sayles Small Cap Value Fund	Mutual Fund	**	29,123
	T. Rowe Price Retirement 2040 Fund	Mutual Fund	**	24,345
*	Banco Popular Puerto Rico Time Deposit	Cash Equivalent	**	22,165
	T. Rowe Price Retirement 2050 Fund	Mutual Fund	**	21,797
	T. Rowe Price Retirement 2020 Fund	Mutual Fund	**	21,119
	T. Rowe Price Retirement 2010 Fund	Mutual Fund	**	12,814
	Harbor International Admin Fund	Mutual Fund	**	5,903
	Total investments, at fair value			5,170,867
*	Notes receivable from participants	Interest rate of 9%, various maturities	$—	438,440
	Total investments, at fair value and notes receivable from participants			$5,609,307

*	Party-in-interest as defined by ERISA

**	Cost information is not required for participant directed investments and, therefore, is not included

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies

Date: May 31, 2013	By:	/s/ Marcos Cuevas
Marcos Cuevas
Managing Director, Praxair Puerto
Rico, Inc. and member of the Administrative
Committee of The Savings Program for Employees
of Praxair Puerto Rico B.V. and Its Participating
Subsidiary Companies

(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies
Gurabo, Puerto Rico

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of our report dated May 31, 2013, relating to the financial statements and supplemental schedule of The Savings Program for Employees of Praxair Puerto Rico B.V. and Its Participating Subsidiary Companies appearing in this Form 11-K for the year ended December 31, 2012.

/s/ BDO USA, LLP
New York, New York
May 31, 2013